SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom provides comments on recent statements
of Portuguese Competition Authority

Lisbon, Portugal, 17 February, 2006 – In response to recent comments from the Portuguese Competition Authority (“AdC”), Portugal Telecom would like to clarify the following:

  With regard to access network concentration, Portugal Telecom has been submitted to, and has complied with, the full range ex ante remedies provided for in both the European and national regulatory frameworks to ensure an appropriate level playing field for all retail telecom operators;
  On the issue of barriers-to-entry to the local network, PT has one of the lowest unbundled local loop prices in Europe. Local loop unbundling increased by 720% during 2005 according to ICP-ANACOM;
  In what concerns access to content, the Portugal Telecom Group, already grants third-party non discriminatory access to premium sport and film content and also to the most popular locally produced pay-tv channels;
  What the AdC referred to as “monopoly rent” is in fact limited by cost oriented price controls adopted by ICP- ANACOM both at the wholesale and retail levels and by increasing competition. Portugal Telecom makes significant investments in innovation and the development of the information society both in Portugal and in other Portuguese speaking countries.

In this regard, since last October, Portugal Telecom has been conducting a strategic review of its activities taking into account technological and regulatory considerations. One of the options under review is the creation of a separate wholesale company within its fixed line division, PT Comunicações S.A.

The benefits of such a separate wholesale wireline company within Portugal Telecom include: establishing the basis for rapid investment and migration to next generation networks; increasing the scope for competition and investment in the Portuguese telecommunications services market; offering customers increased choice, products and services; allowing PT greater flexibility to manage its consumer and retail businesses; and providing monetisation opportunities to enhance shareholder value.

In this process, Portugal Telecom shall seek the views of the relevant competent authorities and Consumer Groups as well as other telecoms operators in the Portuguese market.

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This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.